September 24, 2013

Mr. Bryan J. Pitko for
Mr. Jeffrey P. Reidler
Assistant Director
Securities and Exchange Commission

Re: TNI BioTech, Inc. Amendment No. 4 to Registration Statement on Form 10-12G
Filed August 23, 2013 response to Comment Letter dated September 11, 2013
File No. 000-54933

Dear Messrs Pitko and Riedler:

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of September 11, 2013 containing comments regarding the Amendment No. 3 to Registration Statement on Form 10-12G filed on August 23, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text. Please note this is the complete response to be read in conjunction with the partial response filed September 24, 2013 answering comments #3 and #4.

Item 1. Business
Our Business and Patents, page 4

1.   We note your response to prior comment 3 and reissue the comment in part as your response and revised disclosure do not directly address the prior comment.  Please expressly indicate whether or not the Zagon/Smith team or any other individuals in the scientific community have expressed doubts about MENK’s ability to act as an immunomodulatory agent for the treatment of non-oncological indications.  To the extent that you are aware of any such skepticism in the scientific community, please amend your disclosure to highlight this skepticism and include a risk factor highlighting the underlying risks that the company may face as a result of any skepticism.

The Zagon/Smith/McLaughlin team have confirmed they do not have doubts about the ability of MENK to mediate immunomodulatory activity. MENK modulates the immune system by inhibiting T and B cell proliferation. MENK has been very effective in non-oncological disorders- that are autoimmune in nature. We have not found other individuals in the scientific community with doubts about MENK’s ability to act as an immunomodulatory agent for the treatment of non-oncological indications.

Business Strategy, page 20

2.   We note your response to prior comment 4.  Please amend your registration statement to file your agreement with The Brewer Group as an exhibit. Please also confirm that you will include a description of your agreement with American Hospitals and Resorts Limited and file this agreement as an exhibit once it has been executed.

The Brewer Group: The executed agreement has been attached to the revised disclosure as Exhibit 10.13.

When an agreement with American Hospitals and Resorts Limited is executed, the Company will disclose the material terms and attach the agreement.

Item 2.  Financial Information
Management’s Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations
Results of Operations –  Year Ended December 31, 2012 Compared to Year Ended
Stock Issued for Services and Stock Warrant Expense, page 59

3.   We acknowledge the information provided in response to prior comments 7, 12 and 13. Please reference for us the authoritative literature you rely upon to support your accounting for stock at par value when trading volume is insufficient to support the use of trading value.

-Answer provided in partial response letter submitted September 24, 2013.

The Company issued 11,040,000 shares using the par value ($.001).  Of these shares 5,040,000 were issued in connection with employment agreements and 6,000,000 shares were issued for patents.

The par value of the stock was used to value these shares because the stock did not have a true fair market value due to limited trades.  Additionally, the trades are not reflected on Yahoo due to the limited activity.  The fair market value according to the OTC Markets was $.009 per share.  The above schedule illustrates the value originally given to the common shares recorded at par value as well as the net effect on the financial statements and earnings per share if the transaction was recorded at the OTC Markets fair market value.  The net effect is not material to the financial statements and the Company does not believe the financial statements should be restated. (A spreadsheet will the open, close, high and low prices and the trading volume is attached for the entire 2012 calendar year as downloaded from OTCmarkets.com)

				Net Effect on Financial Statements
		Amount at FMV	Diff	Assets	Liabilities	Equity	Net Income (Loss)

Shares issued for services (Founder Shares):
Griffin	3/26/2012	$18,360	$16,320	$-	$-	$-	$(16,320)

Pearce	3/26/2012	27,000	24,000	-	-	-	(24,000)

Shares issued for patents:
Plotnikoff	3/4/2012	54,000	48,000	48,000	-	48,000
Amortization of patent for eight months				(4,571)			(4,571)

		$99,360	$88,320	$43,429	$-	$43,429	$44,891

	Total per December 31, 2012 financial statements			19,027,237	1,683,400	17,343,837	(174,989,490)
	Percentage to total			0.25%	0.00%	-0.28%	0.02%
	Weighted average shares outstanding						25,583,111
	Weighted average shares outstanding as reported						$(6.84)
	Weighted average shares outstanding if difference was recorded						$(6.84)

4.   Please refer to your response to comment 8.  For stock issuances which were issued at a discount to the trading price, please disclose the terms, restrictions of the issuance, and the amount the discount.

-Answer provided in partial response letter submitted September 24, 2013.

The Company issued 7,260,000 shares of common stock for cash totaling $1,134,000 to unrelated third party investors.  The common stock was issued with 144 restrictions.  The fair market value for the common stock using the prices reported on the OTC market was $23,345,550 which resulted in a “discount” of $22,211,550.  However, as discussed in our SEC response, the trading volume was limited and the Company was not able to find an investor (or group of investors) willing to pay the trading value as reported on the OTC Market shares for a block of restricted shares and the price had to be lowered in order to raise the capital needed by the Company for operations.  Additionally, the Company also issued 7,260,000 warrants as an inducement for the sale of common stock.  The fair market value of the warrants was calculated using the Black Scholes model and was expensed when issued.

Item 14.  Changes and Disagreements with Accountants on Accounting and Financial
Disclosure, page 69

5.   Please refer to your response to comment 10.  We disagree with your assessment that your prior accountant was not engaged prior to February 2013.  Please amend your filing to state whether your former accountant resigned, declined to stand for re-election or was dismissed, disclose the date and make all of the disclosures required by Item 304 of Regulation S-K.  Upon amending your filing, please include, as Exhibit 16, a letter from your former accountants, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

The filing has been amended to include the following:

The Company had a change in its independent registered public accounting firm during its last two fiscal years or through the date of this filing. The Company notes that it has not had any disagreements with its current public accounting firm (Turner Stone & Company, LLP) during the last two fiscal years or through the date of this filing on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the public accounting firm, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements.

Effective February 28, 2013, Liggett, Vogt & Webb P.A. (“LVW”), and the Board of Directors of TNI BioTech, Inc., (the “Company”) came to the mutual agreement that LVW would cease providing services as the Company’s accountants.

LVW was engaged by the Company as a registered independent accountant from December of 2012 to February of 2013.  During this time LVW did not issue an opinion on any financial statements of the Company.

In connection with LVW’s procedures, there was a disagreement between the Company and LVW concerning the valuation approach for the Company’s intellectual property.  The Board of Directors discussed the subject matter of this disagreement with LVW, which ultimately led to their mutual agreement regarding LVW’s cessation of services as the Company’s registered independent accountant.

The Board of Directors of the Company later approved the engagement of Turner, Stone & Company, L.L.P. (“Turner”), as the registered independent public accountant for the Company. The Company has authorized the former accountant to respond fully to the inquiries of the successor accountant.

During the Company’s two (2) most recent fiscal years and any subsequent interim period, before the Company’s engagement of Turner, the Company did not consult with Turner regarding: (i) the application of accounting principles to any specified transaction; (ii) the type of audit opinion that might be rendered on the Company’s financial statements; (iii) written or oral advice that would be an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues; or (iv) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Form 10-Q for the six months ended June 30, 2013
3. Promissory Notes, page 11

6.   You disclose that you issued restricted stock for loan origination fees.  In addition, you state that the notes had a short maturity date and you are required to continue to issue stock at the maturity date and every 30 days thereafter until the notes are repaid.  Please tell us and disclose in future filings the amount of the loan origination fees recorded for each transaction and the accounting treatment for those fees.  If you used a fair value other than the trading value, please clarify and tell us why that is appropriate.

The Company issued 45,000 shares as payment of origination fees for loans made in the first 6 months of 2013 as follows:

Agreement Date	Origination fee	Issue price	Issue amount	Par at $0.001	Paid-in -Capital
	SHARES
3/11/2013	10,000	$5.29	$52,900	$10	$52,890
3/11/2013	5,000	5.29	26,450	5	26,445
3/11/2013	5,000	5.29	26,450	5	26,445
3/11/2013	5,000	5.29	26,450	5	26,445
4/5/2013	10,000	4.63	46,300	10	46,290
4/25/2013	10,000	4.40	44,000	10	43,990

TOTALS	45,000		$222,550	$45	$222,505

The Company accounted for the cost as "Loan Origination Fees" as part of "Interest expenses."  The cost was determined by multiplying the number of shares issued by the closing price of the stock on the date of each loan agreement.

5. Stock Compensation
 Founders’  Shares  and  Shares  Issued  for  Services,  page  13

7.   You state that you issued 7,233,000 shares of common stock in the six months ended June 30, 2013 for prepaid services, which included founder shares.  You state that you valued these shares based upon the fair market value of the common stock at the date of the agreements.  Please clarify to us and in future filings how much related to shares to founders and how much related to prepaid services.  Confirm that you used the trading value and disclose the date of the agreements.

All shares issued for prepaid services for the six months ended June 30, 2013 were for prepaid services, none of which included founders shares.  All shares were valued at the closing stock price on the date of the applicable services agreement.

Management’s  Discussion  and  Analysis
Results of Operations - Six months ended June 30, 2013, page 21

8.   Please provide proposed disclosure to be included in future filings to comply with the disclosure requirements of Rule 303(b) of Regulation S-K.  For your discussion of research and development, provide a breakdown of costs by product for each period presented.

The Company's future filings of interim period financial statements will include management's discussion and analysis of the financial condition and results of operations, to enable readers to assess material changes in financial condition and results of operations from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided, and also for the corresponding year-to-date period of the preceding fiscal year, other than those items that have changed materially because of inflation and changing prices on operations.

The Company's research and development efforts were focused in the first half of 2013 on the development of two products - low-dose naltrexone ("LDN") and met-enkephalin ("MENK") - for use in opioid-related immunomodulatory therapies.  In the first six months of 2013, the Company reported research and development expenditures of $9,092,181.  Approximately 75% of that amount was spent on the development of LDN, the balance on MENK.  There was no spending on research and development during the first 6 months of 2012, the Company having only completed the initial acquisition of MENK-related patents required for research in the second quarter of 2012.

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

Date	Open	High	Low	Close	Volume	VolumeTotal
1/3/2012	$21.00	$21.00	$21.00	$21.00	0	0
1/4/2012	$21.00	$21.00	$21.00	$21.00	0	0
1/5/2012	$21.00	$21.00	$21.00	$21.00	0	0
1/6/2012	$20.00	$20.00	$18.00	$18.00	71	71
1/9/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/10/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/11/2012	$24.80	$29.00	$24.80	$29.00	9	9
1/12/2012	$29.00	$30.00	$28.00	$30.00	130	130
1/13/2012	$32.00	$32.00	$32.00	$32.00	2	2
1/17/2012	$28.00	$28.00	$20.00	$20.00	45	45
1/18/2012	$20.00	$20.00	$20.00	$20.00	0	0
1/19/2012	$20.00	$20.00	$20.00	$20.00	0	0
1/20/2012	$20.00	$20.00	$20.00	$20.00	20	20
1/23/2012	$20.00	$20.00	$20.00	$20.00	0	0
1/24/2012	$18.00	$18.00	$18.00	$18.00	4	4
1/25/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/26/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/27/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/30/2012	$18.00	$18.00	$18.00	$18.00	0	0
1/31/2012	$18.00	$19.00	$18.00	$18.00	28	28
2/1/2012	$16.00	$18.00	$16.00	$17.00	46	46
2/2/2012	$17.00	$17.00	$17.00	$17.00	0	0
2/3/2012	$17.00	$17.00	$17.00	$17.00	0	0
2/6/2012	$16.00	$16.00	$16.00	$16.00	5	5
2/7/2012	$16.00	$16.00	$16.00	$16.00	0	0
2/8/2012	$14.00	$14.00	$11.00	$11.00	16	16
2/9/2012	$13.00	$13.00	$10.00	$10.00	35	35
2/10/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/13/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/14/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/15/2012	$15.50	$15.50	$15.50	$15.50	8	8
2/16/2012	$15.50	$15.50	$15.50	$15.50	0	0
2/17/2012	$12.00	$15.80	$12.00	$15.80	6	6
2/21/2012	$15.80	$15.80	$15.80	$15.80	3	3
2/22/2012	$10.00	$10.00	$10.00	$10.00	10	10
2/23/2012	$10.00	$10.00	$10.00	$10.00	0	0
2/24/2012	$9.00	$9.00	$9.00	$9.00	22	22
2/28/2012	$0.01	$0.01	$0.01	$0.01	0	0
2/29/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/1/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/2/2012	$0.01	$0.01	$0.01	$0.01	0	0

Date	Open	High	Low	Close	Volume	VolumeTotal
3/5/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/6/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/7/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/8/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/9/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/12/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/13/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/14/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/15/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/16/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/19/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/20/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/21/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/22/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/23/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/26/2012	$0.01	$0.01	$0.01	$0.01	0	0
3/27/2012	$11.00	$11.00	$10.01	$10.01	660	660
3/28/2012	$10.01	$10.01	$10.01	$10.01	0	0
3/29/2012	$10.01	$10.01	$10.01	$10.01	0	0
3/30/2012	$9.00	$9.00	$9.00	$9.00	190	190
4/2/2012	$8.00	$8.00	$8.00	$8.00	319	319
4/3/2012	$7.00	$7.00	$6.00	$6.00	1743	1743
4/4/2012	$6.00	$6.00	$6.00	$6.00	0	0
4/5/2012	$6.00	$6.00	$6.00	$6.00	200	200
4/9/2012	$8.00	$8.00	$8.00	$8.00	101	101
4/10/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/11/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/12/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/13/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/16/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/17/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/18/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/19/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/20/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/23/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/24/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/25/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/26/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/27/2012	$8.00	$8.00	$8.00	$8.00	0	0
4/30/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/1/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/2/2012	$8.00	$8.00	$8.00	$8.00	0	0

Date	Open	High	Low	Close	Volume	VolumeTotal
5/3/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/4/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/7/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/8/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/9/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/10/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/11/2012	$8.00	$8.00	$8.00	$8.00	0	0
5/18/2012	$5.00	$5.00	$4.50	$4.50	923	923
5/21/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/22/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/23/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/24/2012	$4.50	$4.50	$4.50	$4.50	275	275
5/25/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/29/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/30/2012	$4.50	$4.50	$4.50	$4.50	0	0
5/31/2012	$4.50	$4.50	$4.50	$4.50	0	0
6/1/2012	$4.50	$4.50	$4.50	$4.50	0	0
6/4/2012	$4.00	$4.00	$2.60	$2.60	2100	2100
6/5/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/6/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/7/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/8/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/11/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/12/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/13/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/14/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/15/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/18/2012	$2.60	$2.60	$2.60	$2.60	0	0
6/19/2012	$2.65	$2.65	$2.65	$2.65	1000	1000
6/20/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/21/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/22/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/25/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/26/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/27/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/28/2012	$2.65	$2.65	$2.65	$2.65	0	0
6/29/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/2/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/3/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/5/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/6/2012	$2.65	$2.65	$2.65	$2.65	0	0
7/9/2012	$2.75	$2.75	$2.75	$2.75	500	500

Date	Open	High	Low	Close	Volume	VolumeTotal
7/10/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/11/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/12/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/13/2012	$2.75	$2.75	$2.75	$2.75	0	0
7/16/2012	$2.50	$2.50	$2.10	$2.45	3000	3000
7/17/2012	$2.45	$2.45	$2.45	$2.45	0	0
7/18/2012	$2.10	$2.10	$2.10	$2.10	1000	1000
7/19/2012	$2.45	$2.65	$2.45	$2.65	5200	5200
7/20/2012	$2.52	$2.52	$2.25	$2.50	5500	5500
7/23/2012	$2.25	$2.25	$2.25	$2.25	500	500
7/24/2012	$2.25	$2.25	$2.25	$2.25	0	0
7/25/2012	$2.25	$2.25	$2.25	$2.25	0	0
7/26/2012	$2.05	$2.45	$2.05	$2.05	2600	2600
7/27/2012	$2.10	$2.20	$2.10	$2.20	1000	1000
7/30/2012	$2.25	$2.25	$2.00	$2.00	3500	3500
7/31/2012	$2.00	$2.00	$2.00	$2.00	500	500
8/1/2012	$2.10	$2.10	$2.00	$2.00	4000	4000
8/2/2012	$2.00	$2.19	$2.00	$2.05	2700	2700
8/3/2012	$2.02	$2.05	$1.90	$2.05	1500	1500
8/6/2012	$2.02	$2.25	$2.00	$2.15	11200	11200
8/7/2012	$2.17	$2.17	$2.00	$2.17	22200	22200
8/8/2012	$2.16	$2.16	$1.95	$2.00	28120	28120
8/9/2012	$2.00	$2.05	$1.80	$1.95	16315	16315
8/10/2012	$1.75	$1.95	$1.75	$1.95	5221	5221
8/13/2012	$1.85	$1.95	$1.80	$1.80	7400	7400
8/14/2012	$1.80	$2.00	$1.73	$1.90	10900	10900
8/15/2012	$1.55	$1.88	$1.35	$1.64	19160	19160
8/16/2012	$1.20	$1.40	$0.85	$1.40	19650	19650
8/17/2012	$1.10	$1.80	$1.10	$1.80	6000	6000
8/20/2012	$1.50	$1.95	$1.50	$1.90	9521	9521
8/21/2012	$1.89	$1.95	$1.85	$1.95	3700	3700
8/22/2012	$1.94	$1.94	$1.94	$1.94	200	200
8/23/2012	$1.70	$1.90	$1.31	$1.70	4500	4500
8/24/2012	$1.67	$1.67	$1.65	$1.65	1200	1200
8/27/2012	$1.60	$1.60	$1.02	$1.15	31803	31803
8/28/2012	$1.15	$1.50	$1.15	$1.50	4500	4500
8/29/2012	$1.25	$1.65	$1.15	$1.65	9200	9200
8/30/2012	$1.65	$1.65	$1.65	$1.65	0	0
8/31/2012	$1.65	$1.65	$1.65	$1.65	0	0
9/4/2012	$1.55	$1.60	$1.20	$1.22	43021	43021
9/5/2012	$1.25	$1.38	$1.22	$1.25	10411	10411
9/6/2012	$1.30	$1.36	$1.18	$1.25	198982	198982

Date	Open	High	Low	Close	Volume	VolumeTotal
9/7/2012	$1.27	$1.27	$0.90	$1.25	76806	76806
9/10/2012	$1.20	$1.20	$0.95	$1.04	12150	12150
9/11/2012	$1.15	$1.15	$0.89	$0.99	26190	26190
9/12/2012	$1.34	$1.34	$0.90	$0.95	15975	15975
9/13/2012	$1.01	$1.05	$0.72	$1.05	43014	43014
9/14/2012	$1.10	$1.10	$0.78	$0.85	41430	41430
9/17/2012	$0.85	$0.85	$0.85	$0.85	500	500
9/18/2012	$1.05	$1.08	$0.79	$1.03	51714	51714
9/19/2012	$1.05	$1.25	$1.05	$1.25	36990	36990
9/20/2012	$1.20	$1.59	$1.17	$1.35	65648	65648
9/21/2012	$1.49	$1.67	$1.24	$1.47	87930	87930
9/24/2012	$1.20	$1.35	$1.06	$1.35	104096	104096
9/25/2012	$1.21	$1.40	$1.21	$1.33	94447	94447
9/26/2012	$1.30	$1.41	$1.22	$1.35	42156	42156
9/27/2012	$1.37	$1.39	$1.30	$1.39	22072	22072
9/28/2012	$1.41	$1.60	$1.30	$1.50	137435	137435
10/1/2012	$1.53	$1.59	$1.40	$1.59	23190	23190
10/2/2012	$1.55	$1.60	$1.50	$1.50	22060	22060
10/3/2012	$1.41	$2.09	$1.41	$2.00	176661	176661
10/4/2012	$1.86	$2.20	$1.77	$2.13	90051	90051
10/5/2012	$1.90	$2.35	$1.90	$2.35	92115	92115
10/8/2012	$2.21	$3.09	$2.21	$3.03	109251	109251
10/9/2012	$2.95	$4.24	$2.85	$3.96	113373	113373
10/10/2012	$3.51	$4.10	$3.50	$3.95	83171	83171
10/11/2012	$3.55	$4.43	$3.55	$4.20	46458	46458
10/12/2012	$4.15	$4.50	$3.68	$3.95	63934	63934
10/15/2012	$3.75	$3.75	$2.08	$2.85	113870	113870
10/16/2012	$2.51	$2.95	$2.51	$2.92	33098	33098
10/17/2012	$2.94	$3.13	$2.92	$3.12	35513	35513
10/18/2012	$3.38	$3.80	$3.33	$3.79	37958	37958
10/19/2012	$3.80	$4.08	$3.75	$3.78	33954	33954
10/22/2012	$3.85	$4.09	$3.85	$4.06	37420	37420
10/23/2012	$3.98	$4.10	$3.50	$3.90	56240	56240
10/24/2012	$3.50	$3.90	$3.50	$3.89	14363	14363
10/25/2012	$3.90	$3.95	$3.80	$3.90	11343	11343
10/26/2012	$3.90	$4.50	$3.90	$4.20	29322	29322
10/31/2012	$4.20	$5.00	$4.20	$4.50	39096	39096
11/1/2012	$4.50	$4.84	$3.93	$4.84	12816	12816
11/2/2012	$4.25	$5.39	$4.25	$5.35	28796	28796
11/5/2012	$5.10	$5.28	$5.04	$5.04	12688	12688
11/6/2012	$5.15	$5.25	$4.90	$5.15	14180	14180
11/7/2012	$5.15	$5.50	$5.01	$5.50	39550	39550

Date	Open	High	Low	Close	Volume	VolumeTotal
11/8/2012	$5.50	$7.10	$5.50	$7.10	66241	66241
11/9/2012	$7.09	$7.80	$7.00	$7.48	89203	89203
11/12/2012	$7.49	$8.20	$6.96	$8.15	47111	47111
11/13/2012	$8.31	$8.75	$8.00	$8.65	46023	46023
11/14/2012	$8.90	$9.15	$8.58	$8.99	38140	38140
11/15/2012	$8.81	$9.20	$8.73	$9.00	36953	36953
11/16/2012	$9.00	$9.00	$6.77	$8.99	77565	77565
11/19/2012	$9.00	$9.14	$8.13	$8.88	29755	29755
11/20/2012	$8.00	$8.50	$7.20	$8.20	40545	40545
11/21/2012	$8.00	$8.10	$7.53	$7.99	27298	27298
11/23/2012	$8.05	$8.44	$7.70	$8.44	18244	18244
11/26/2012	$8.45	$8.48	$8.06	$8.19	17777	17777
11/27/2012	$7.90	$8.30	$7.90	$8.30	38182	38182
11/28/2012	$8.15	$8.25	$7.64	$8.20	16200	16200
11/29/2012	$8.15	$8.15	$7.85	$8.08	11690	11690
11/30/2012	$7.95	$8.89	$7.95	$8.87	19762	19762
12/3/2012	$8.95	$9.10	$8.90	$9.10	13190	13190
12/4/2012	$8.91	$9.10	$8.01	$9.09	15143	15143
12/5/2012	$9.00	$9.70	$8.91	$9.19	86917	86917
12/6/2012	$9.20	$9.50	$8.95	$9.20	9184	9184
12/7/2012	$9.20	$9.29	$9.01	$9.20	12199	12199
12/10/2012	$9.05	$9.05	$8.19	$8.99	19613	19613
12/11/2012	$8.76	$9.10	$8.75	$9.09	14853	14853
12/12/2012	$9.01	$9.11	$8.70	$8.91	26145	26145
12/13/2012	$8.75	$9.04	$8.75	$9.04	16065	16065
12/14/2012	$9.03	$9.11	$8.75	$9.05	42192	42192
12/17/2012	$9.14	$9.26	$8.80	$9.25	15384	15384
12/18/2012	$9.00	$9.24	$8.98	$9.05	44998	44998
12/19/2012	$9.00	$9.14	$8.82	$9.04	11877	11877
12/20/2012	$8.91	$8.99	$8.55	$8.79	34700	34700
12/21/2012	$8.75	$8.80	$8.15	$8.80	8350	8350
12/24/2012	$8.00	$8.44	$7.76	$8.37	19177	19177
12/26/2012	$8.15	$8.15	$4.76	$7.94	81039	81039
12/27/2012	$7.99	$8.16	$7.43	$8.10	18578	18578
12/28/2012	$8.00	$8.09	$7.80	$8.01	10950	10950
12/31/2012	$7.90	$8.14	$7.70	$8.02	41085	41085